February 3, 2014
VIA EDGAR SUBMISSION

Ms. Stephanie Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander-Chile
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-14554

Dear Ms. Ciboroski:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 27, 2013 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander-Chile.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander-Chile’s revised responses are to pages in the filed version of the 20-F. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for Fiscal Year Ended December 31, 2012

F. Selected Statistical Information, page 91

Loans Analyzed on an Individual Basis, page 106

1.
You disclose that you update appraisals for collateral values every 24 months and this period can be changed if market conditions in general or for a specific sector warrant an adjustment to appraisal value. You then go on to state you do not make adjustments between appraisals to account for changes in fair value and that a change in value may change the risk category or profile of a client leading to additional provision or removal of provisions. Please clarify these statements which appear to contradict each other and explain the actual policy you follow for updating appraisals and monitoring market conditions. In your response address whether in the past few years you have updated an appraisal before 24 months or adjusted a stale appraisal and based your allowance on that updated or adjusted appraisal. If you do not update appraisals before 24 months even if market conditions have changed, please tell us how you address this risk in your allowance calculation.

Response

We acknowledge the Staff’s comment and in our 2013 20-F, we will amend our disclosure on page 106 as follows:

Our internal policy requires us to update appraisals of the fair value of collateral every 24 months, which policy does not vary by loan product. The appraisal is required to be performed within a shorter period if market conditions in general or conditions in a specific sector or with respect to certain customers indicate that the fair value of the collateral may have changed and any  updated fair value of the collateral is factored into our allowance for loan loss calculations. A change in fair value of the collateral may change the risk category or profile of a customer, which could result in lower or higher allowance for loan losses.

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses.  The number of updated appraisals performed in 2011 was 59, in 2012 was 72 and in 2013 was 113, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation, deterioration of financial situation, increase in credit line).

Loans Analyzed on a Group Basis, page 107

2.
We note your allowance level tables on page 109 and that there are three different “renegotiated” categories among the loan types. We further note that a “renegotiated consumer with three months of non-payment” and profile 1 could have a higher allowance than a non-performing renegotiated consumer that is more than 150 days past due. Please tell us and revise your future filings to disclose the differences between the various renegotiated categories, how customers migrate between the renegotiated categories as the borrower becomes behind on payments, and address how a renegotiated consumer loan 150 days past due would have a lower allowance than a renegotiated loan 90 days past due. Provide a similar discussion for Santander Banefe renegotiated categories to the extent the explanation is different than the one for the Bank.

Response

We acknowledge the Staff’s comment and we will include in future filings the following explanation regarding the differences between the various renegotiated categories and how a customer migrates, when applicable, between the renegotiated categories as the customer falls behind on payments:

There are three renegotiated categories in our consumer loan portfolio:

1.
Renegotiated Consumer:  This category relates to loans which were less than 90 days past due at the time of renegotiation.  The allowances for loan loss percentages (or loss rates) are assigned based on six different risk profiles which are determined based on demographic and payment behavior variables.

2.
Renegotiated Consumer with 3 months of non-payment:  This category relates to loans which were more than 90 days past due at the time of renegotiation.  The loss rates are assigned based on four different risk profiles which are determined based on the number of days past due at the time of renegotiation:

Profile 1	180 or more days past due
Profile 2	between 150 and 180 days past due
Profile 3	between 120 and 150 days past due
Profile 4	between 90 and 120 days past due

After the customer has made three consecutive monthly payments, he/she will be reassigned to one of the six risk profiles for “Renegotiated Consumer” (category 1 above).

If the customer is not able to make the required monthly payment under the renegotiated terms and days past due increase, the customer will move to a more risky profile within the same group “Renegotiated Consumer with 3 months of non-payment”.   For example, a customer in Profile 1 (180 or more days past due) that increases days past due will remain in the same category and profile and therefore will continue to have a 100% loss rate.  A customer in Profile 4 (between 90 and 120 days past due) who  reaches more than 120 days past due will move to Profile 3, increasing his/her loss rate from 38.5% to 47.0%.

3.
Non-performing consumer – renegotiated: This category relates only to loans which were in category 1, renegotiated with less than 90 days past due at the time of renegotiation, and have reached  90 days past due subsequent to renegotiation.

For example, a customer initially categorized as “Renegotiated Consumer” (less than 90 days past due at the time of renegotiation) under risk profile 1 (29.7% loss rate) who reaches more than 90 days past due since renegotiation will migrate to the “Non-performing consumer – renegotiated” category 90 -120 days past due with a 41.6% loss rate.   The customer will move to higher risk profiles as number of days past due increases until the loan reaches 180 days past due, when it is charged-off.

On the other hand, after the customer has made three consecutive monthly payments, he/she will be reassigned to one of the six risk profiles for “Renegotiated Consumer” (category 1 above).

Santander Banefe customers and allowance for loan loss methodology work the same way except as to the loss rate percentages given that Santander Banefe customers are lower income individuals.

Therefore, as a result of the  migration explained above, loss rate increases as impairment risk (such as days past due) increases.  Accordingly, we respectfully submit that as past due number of days for renegotiated loans increases, the allowance for loan loss recorded does, in fact, increase; a 150 days past due renegotiated consumer loan would not have a lower allowance for loan loss than a renegotiated loan 90 days past due.   Please note that renegotiated loans included in category (1) above (Renegotiated Consumer) migrate to category 3 (Non-performing consumer – renegotiated) as past due number of days increases while renegotiated loans in category 2 (Renegotiated consumer with 3 months of non-payment) can be reclassified within category (2) to a  lower loss rate (different profile) but do not migrate to category (3).

We propose the following revised disclosure for the table on page 109:

The following table sets forth the allowances required by our models for consumer loans since June 2012:

Bank:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	24.5%	20.9%
	Profile 2	14.0%	10.1%
	Profile 3	7.3%	5.0%
	Profile 4	3.4%	2.1%
	Profile 5	2.1%	1.4%
	Profile 6	1.3%	0.9%
	Profile 7	0.8%	0.5%
	Profile 8	0.4%	0.3%

		Allowance Level(1)(Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer loans which were less than 90 days past due at the time of renegotiation	Profile 1	29.7%
	Profile 2	21.5%
	Profile 3	10.7%
	Profile 4	6.5%
	Profile 5	4.2%
	Profile 6	3.2%

		Allowance Level(1)(Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer loans which were more than 90 days past due at the time of renegotiation	Profile 1	100.0%
	Profile 2	56.0%
	Profile 3	47.0%
	Profile 4	38.5%

		Allowance Level(1)(Loss rate)
		Not renegotiated
Loan type	Days Past Due	New Clients	Existing Clients	Renegotiated(2)
Non-performing Consumer	90-120	38.5%	38.5%	41.6%
	120-150	47.0%	47.0%	48.8%
	150-180	55.0%	55.0%	55.9%
	>180		Charged-off

Santander Banefe:

		Allowance Level(1)(Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	26.7%	22.3%
	Profile 2	14.2%	12.3%
	Profile 3	9.0%	4.4%
	Profile 4	5.8%	2.2%
	Profile 5	3.1%	0.7%
	Profile 6	1.3%	0.2%
	Profile 7	–	0.1%

		Allowance Level(1)(Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer loans which were less than 90 days past due at the time of renegotiation	Profile 1	36.6%
	Profile 2	29.6%
	Profile 3	21.0%
	Profile 4	12.2%
	Profile 5	7.1%
	Profile 6	5.2%

		Allowance Level(1)(Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer loans which were more than 90 days past due at the time of renegotiation	Profile 1	100.0%
	Profile 2	64.7%
	Profile 3	48.9%
	Profile 4	32.1%

		Allowance Level(1)(Loss rate)
		Not renegotiated
Loan type	Past-due Days	New Clients	Existing Clients	Renegotiated (2)
Non-performing Consumer	90-120	32.1%	32.1%	48.9%
	120-150	37.4%	37.4%	55.8%
	150-180	42.7%	42.7%	64.7%
	>180		Charged-off
(1)	Percentage of total outstanding.
(2)
This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Allowances for Residential Mortgage Loans, page 110

3.
We note your disclosure that as of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing statistical models that consider various factors. Additionally, you state that specific risk profile assignments are updated periodically based on a client’s payment history in the bank and in the banking system as a whole, as well as on its demographic characteristics. You then state that as a result, when a client has a past-due balance or has missed some payments, the result is that the client will move to a different risk category with a higher loss rate, thereby capturing, in the case of a particular client, its recent trends, and in the aggregate, recent market trends. However, on page 111, you disclose a table showing the required loan loss allowance for residential mortgage loans since June 2011 which shows the required allowance ratio at different days over-due scenarios, which is only based on factors such as whether it is a new, existing or renegotiated client, or whether a client of Santander Banefe. Please respond to the following:

•
It is not clear how the table on page 111 is able to capture the recent trends in the borrower’s history, or in the market. For example, to the extent that a borrower is able to renegotiate a loan in the banking system, the required allowance percentage goes down, rather than up. Tell us the data analyzed to support that when a borrower obtains a renegotiation of one of their loans in the banking system, a lower allowance is required for their existing mortgage loan.

•
Clarify how the table shows migrations to different risk categories based on the various factors considered in your allowance methodology. For example, it appears that the only factors that have an impact on the allowance level is just the days past due prior to the loan becoming 90 days or more delinquent, or whether the client has a renegotiated loan in the banking system, which actually reduces the required allowance percentage.

Response

We acknowledge the Staff’s comment and would like to clarify that the table on page 111 represented a presentation intended to make the loan loss disclosure under the prior methodology criteria (days) comparable to the new methodology (factors incorporated in this new methodology are described below).  In light of the Staff’s comment, we recognize that the table could potentially have  led to confusion, and have decided to omit it from our upcoming 2013 Form 20-F filing.

As stated on page 110, the new methodology takes into consideration different factors in order to group customers with less than 90 days past due into seven different risk profiles.  Factors considered, in the first place, are whether the customer is a new customer, a customer with prior history with the Bank or a Banefe customer.  Then, for each of these three main categories, additional  factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance as early as periods under 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of  net charge-offs, among others.  The explanation for the initial segregation into three categories, existing, new or Banefe customer, is as follows:

Banefe customers have a different risk profile as they are low income individuals; an existing customer (Banefe or Bank) is a customer for which there is a broader level of information and history of payment behavior with the Bank, while for a new customer the Bank has no history of payment behavior and only information from the banking system and credit bureaus is available.

The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer.

The following table shows the risk profiles and related loss rate under the new methodology:

Profile	NEW	OLD	Banefe
1	5.47%	4.72%	5.68%
2	1.66%	1.41%	2.51%
3	0.45%	0.59%	0.71%
4	0.15%	0.26%	0.24%
5	0.10%	0.12%	0.08%
6	0.03%	0.03%	0.06%
7		0.02%

Mortgage loans with more than 90 days past due balances are assigned a loss rate of 11.01%.  When the customer becomes current in its payments, such customer will migrate to one of the profiles in the table above.

Given that we did not have past experience in renegotiation of residential mortgage loans, an average loss rate has been calculated for renegotiated residential mortgage loans, based on the history of all our customers loans renegotiated in prior periods: 2009 through 2011 for customers with less than 90 days past due at date of renegotiation and 2007 through 2011 for customers with more than 90 days past due at date of renegotiation   Such loss rate is 1.75% for customers with less than 90 days past due at date of renegotiation, and 11.01% for customers with more than 90 days past due at date of renegotiation.

We had determined that 90 days is the appropriate loss emergence period for these loans based on historical analysis of customer’s behavior, which has shown that after a customer has reached the 90-day threshold, he/she will likely default on his/her obligation, and that, over succeeding periods, the loss incurred does not increase given the high fair value of collateral percentage to loan amount required under our credit policies for this type of loan. Also, we note that the Chilean economy's stability over the last few years has not resulted in other than insignificant fluctuations in collateral fair values on residential mortgage loan properties.

4.
We note residential mortgage loans have a maximum allowance percentage of 11% even if more than 90 days past due per your disclosure on page 111. Please clarify whether this is a true statement and if not, tell us how the allowance is determined once a residential mortgage is more than 90 days past due. To the extent it is true, clarify why the allowance methodology utilized prior to June 2011 had a maximum allowance of 28.3% for past due residential mortgage loans, and tell us the data analyzed to support the significant reduction in the allowance under both methodologies. Discuss also why the renegotiated client percentage stays flat at 1.75% until the loan is more than 90 days past due.

Response

We acknowledge the Staff’s comment and hereby confirm that according to our new methodology, as shown on page 111, the maximum loss rate is 11% for residential mortgage loans that have reached 90 days or more past due.   This loss rate has been calculated considering a broad range of information derived from the history of residential mortgage loans originating between 2007 and 2011.

As noted by the Staff, the allowance methodology utilized prior to June 2011 had a maximum loss rate of 28.3% for past due residential mortgage loans, while under the new methodology the maximum loss rate is 11%.  This difference is driven by the fact that under the new methodology the maximum loss rate has been measured when a customer reaches 90 days past due, while in the previous one, the maximum loss rate was measured when a customer reached 720 days past due.   In this way, under the new methodology, all loans that reach 90 days past due will have an 11% allowance for loan losses, while under the prior methodology, they would have had 1.2% or 2.5%, for profiles 1 and 2, respectively.

Consolidated Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-10

i. Provisions for Individual Loans, page F-26

5.
You disclose on page F-27 that for loans classified in the C and D categories you determine the loan loss allowance based on the level of collateral adjusted for the costs to sell. You also present allowance percentages by loan classification and state that these percentages are based on the level of collateral or the expected future cash flow from the loan. Please provide us with a more detailed explanation and example of how the allowance percentages interact with the level of collateral or expected future cash flow from the loan. In your response clarify how the ultimate allowance amount is determined for a loan. If the allowance is calculated solely based on the allowance percentages disclosed, please address the following:

•	Tell us how you verify that the specified percentages within the matrix are equal to or in the range of possible impairment loss calculated in accordance with IAS 39.63.

•	Quantify the difference in the allowance between using the matrix and the value of the underlying collateral less costs to sell for each loan as of December 31, 2012.

•
Confirm that you have not recognized impairment in excess of losses determined on the basis of objective evidence on the identified individual financial assets. Refer to paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39.

Response

We acknowledge the Staff’s comment and the  following is a more detailed explanation and example of how the loss rate interacts with the level of collateral or expected future cash flow from the loan.

As stated in our disclosure on page F-27, for loans classified in the C and D categories, allowance for loan losses are based mainly on the fair value of the collateral, adjusted for an estimate of cost to sell (7% on average).    For example, for a loan to be classified as C1 category, among other factors, this loan is required to have fair value of collateral representing at least 105% of the loan balance at any given time.  Given this level of the fair value of the collateral and the fact that the estimate of the cost to sell averages 7%, no more than 2% (105% minus 7%) of the loan balance is expected to be lost in case of non-collection.  The assignment of the risk category and subsequently the associated loss rate follows the same rationale for each individually evaluated non-performing loan.

We respectfully submit that the use of this grouping methodology is a criterion which is used for local regulatory purposes and that we would  make adjustments in determining our allowance for loan losses under IFRS when those adjustments are deemed quantitatively and qualitatively material to the IFRS financial statements.

For purposes of reporting under IFRS, loans will be assigned to risk categories which step results in specific subpopulations of the entire loan portfolio being assigned to one of the C1 through C4, D1 or D2 categories on a loan-by-loan basis.  Because of the nature of the risk categorization criteria, the loan-to-value ratio of each individually significant loan within each risk category (C1 through C4, D1 and D2) will have similar loan-to-value ratios and estimated costs to sell in comparison with other loans within the same risk category.

In addition to the conceptual comments in the previous paragraph, we determined the fair value of collateral less costs to sell on each individually significant loan in the C and D categories for the year ended December 31, 2012.

 For the year ended December 31, 2012, the adjustment to our provision  for loan losses determined using regulatory measurement parameters to IFRS was approximately 2,800 million Chilean pesos (credit to income statement) under the Iron Curtain approach, and a 1,700 million Chilean pesos credit under the Roll-Over approach.  We do not believe these amounts to be quantitatively or qualitatively material to our financial statements as of and for the year ended December 31, 2012 for the following reasons:

•
Quantitatively, the adjustment represents less than 1% of our net income and approximately 0.7% of our provision for loan losses under the Iron Curtain approach; less than 0.5% of our net income and approximately 0.4% of our provision for loan losses under the Rollover approach.

•
Qualitatively, should the adjustment have been recognized, it would not have changed our income to a loss or vice versa, does not affect any of our regulatory ratios or debt compliance covenants, would not have affected management compensation, does not cause a significant difference within the segment footnote related to the provision for loan losses (2% and 1.1% of the provision and Segment’s net contribution for SMEs, respectively, and 4.7% and 1% of the provision and Segment’s net contribution for Companies, respectively), nor could it be construed to represent “managing” earnings.  Also, given its nature as an estimate and the nature of the underlying appraisals as estimates, the amount derived under IFRS is not capable of being precisely measured.  As a result, we do not believe it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

According to the explanation above, we can confirm that we have not recognized allowance for loan losses in excess of losses determined on the basis of objective evidence on the identified individual financial assets, as required by paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39.

v. Changes in Accounting Estimates, page F-28

6.
We note your disclosure that in June 2012, you revised your allowance methodology for consumer loans by developing the loss rate as the probability of nonperformance (PNP) and severity (SEV) established according to historical behavior of the profiles and based on a properly supported historical analysis. Prior to this point, your estimated loss rates were established by the historical behavior of the charge-offs net of recoveries for each risk profile. Please respond to the following:

•	Tell us how the historical loss rates based on charge-offs is different from the data and other information used to develop the PNP and SEV assumptions.

•
Your disclosure on page F-28 indicates that estimated incurred loss rates for consumer loans corresponds to charge-offs net of recoveries, and that no other statistical information other than net charge-offs is used to determine the loss rates. Please tell us whether this statement is still true after June 2012 when you updated your allowance methodology.

•
Tell us in more detail how the allowance methodology change described on page F-28 affected the allowance tables for your consumer loans outlined on pages 108-110. For example, it still appears you have many of the same or similar categories and risk profiles and it isn’t clear how the switch to the PNP and SEV methodology affected this analysis.

Response

We acknowledge the Staff’s comment and responds as follows:

•
The PNP and SEV based methodology implemented since June 2012 considers additional information in comparison with our prior methodology based on historical charge-offs.  Our prior methodology only considered historical charge-offs, while the PNP and SEV based methodology, in addition to the historical charge-offs, considers costs to sell assets received in lieu of payment.  The statement regarding the consideration of charge-offs net of recoveries for the estimation of incurred loss rates for consumer loans is true after June 2012, when we updated our allowance methodology.  The only difference with the prior methodology in this regard is that, as stated above, the concept of charge-offs net of recoveries under the new methodology includes all estimated costs to sell  involved in the recovery process.

•
The main change between the new and prior methodologies is that there is a different approach regarding the renegotiated categories.  Under the new methodology, renegotiated loans are evaluated as a  separate risk category, while in the prior methodology they were included within each risk profile.  This change resulted in a higher level of loss rate for renegotiated loans and a lower loss rate for non-renegotiated loans.  The following table shows a comparison of average loss rates in the prior and new methodologies:

	Old Methodology	New Methodology
	%	%
Average rate	5.7%	6.2%
Not renegotiated customer	2.9%	2.7%
Renegotiated customer	21.6%	26.4%

Note 8 - Derivative Financial Instruments and Hedge Accounting, page F-53

7.
We note your disclosure on page F-56 that you use cross-currency swaps and forwards to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate and to cover inflation risk in some items. You also state that the cash flows of the swaps and forwards equal the cash flows of the hedged items and modify uncertain cash flows. According to your tables on page F-57 the forecast cash flows of the hedging instrument do not equal the cash flows of hedged items for the interest rate risk. Please explain in greater detail what the additional hedging instrument outflows represent and how you determined that the hedges were nearly 100% effective.

Response

As stated on page F-56, the objective of the cash flow hedges is to cover the risk from variability of cash flows attributable to changes in the interest rates of variable rate bonds and interbank loans.  In this regard,  we have only hedged interest rate risk associated with the hedged item.  Additionally, references to modifications of uncertain cash flows will be deleted in our 2013 20-F as we believe that those objectives stated on page F-56 appropriately and adequately describe our situation with respect to the hedging contracts in force and documented under IAS 39 as of December 31, 2012. The cash flows presented in the table on page F-57 inadvertently included cash flows unrelated to hedging.  In future filings, the tables will be modified to reflect only the inflows and outflows associated with hedging undertaken as prescribed by IAS 39.

The hedges were 100% effective prospectively and retrospectively (and such effectiveness will be more appropriately presented when the outflows inadvertently included in the tables mentioned in the previous paragraph are removed from the disclosure).

Note 24 - Contingencies and Commitments, page F-100

Santander Asset Management S.A. …… Fondos, page F-101

8.
You state that you are the representative of the beneficiaries of the guarantees established by each of the managed funds and there are guaranteed returns on certain mutual funds. We also note from the disclosure on page 37 that Santander Asset Management S.A. Administradora General de Fondos is a directly owned subsidiary that you consolidate.

Please clarify who is the guarantor of the managed funds and the returns on certain mutual funds. If you or your subsidiary guarantees the funds or returns on certain funds, please tell us whether the mutual funds are consolidated under IAS 27 and SIC 12. If not, explain in greater detail how you determined that you did not retain most of the risks and rewards and discuss the impact that IFRS 10 will have on this accounting.

Response

We acknowledge the Staff’s comment and following is a more detailed explanation of our disclosure on page F-101:

In connection with our disclosure under heading e) i), according to Law 18,045, the subsidiary Santander Asset Management S.A. Administradora General de Fondos should establish an indemnification agreement for each one of the managed funds in order to secure its obligations as administrator of the funds.  This guarantee is required by Chilean law and covers unforeseen losses related to fraud, embezzlement, etc.

In connection with our disclosure under heading e) ii), there are three  guaranteed mutual funds.  What is guaranteed by the subsidiary under these funds is that the investor will recover one hundred percent of their initial contribution.  The returns over the initial contribution are expressly not guaranteed by the funds.

The exposure on the guarantee on the investors’ initial contribution is managed through the investment policy of the fund, which requires that the investment of the initial contribution is made in a  fixed return zero risk financial instrument. Therefore, the potential risk that could be transferred to the subsidiary or the Bank related to the guarantee on the initial contribution is close to zero.  As established in IFRS 10, paragraph 15, we have concluded that neither the subsidiary nor the Bank is exposed to any variable returns from the funds.   The funds were not consolidated under IAS 27 and SIC 12 in previous periods presented.  We adopted IFRS 10 as of January 1, 2013.

We propose the following revised disclosure on page F-101:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with Law 18,045 the subsidiary should contract for indemnification  for each one of the managed funds in order to secure its obligations as administrator of the funds against fraud, embezzlement, etc.  As of December 31, 2012, such contracted-for indemnification in case of the above-mentioned events amounts to UF 1,644,198.2617.  In addition, there are guarantees on three mutual funds amounting to Ch$10,286 million, where the investor is guaranteed to recover the entirety of their initial contribution to the fund.   The initial contribution  is required to be invested in a fixed return zero risk financial instrument.

Note 32 - Provision for Loan Losses, page F-115

9.
You disclose gross charge-offs of Ch$371.6 billion and Ch$291.1 billion in 2012 and 2011 and provisions recorded related to the charge-offs of Ch$150.4 billion and Ch$97.9 billion. We also note your response to prior comment two filed on April 30, 2013 that a loan charged-off may have been provisioned at less than 100% given your allowance model will incorporate historical loss experience net of recoveries though your charge-off does not consider recoveries. Please tell us the amount of the Ch$150.4 billion and Ch$97.9 billion provision that relate to the estimated recoveries considered in your allowance, but not at charge-off. Then tell us what makes up the remainder of the provision related to the charge-offs. Ensure your response addresses whether this provision truly is additional provision recorded on the loans being charged-off or is the provision required to maintain the appropriate allowance on the remaining pool of loans. If the latter please revise your future filings to clarify this point and remove all references regarding this provision as a “direct charge-off.”

Response

The total amounts of Ch$150.4 billion and Ch$97.9 billion represent the amount which is required to maintain the allowance for loan losses on the remaining pool of loans which incorporates a projected loss rate based on historical charge-offs net of subsequent recoveries.

In future filings, we will remove all references to this provision as “direct charge-offs.”

In future filings, we will clarify in our “Significant Accounting Policies” text our policy as follows:

Given the charge-off policy as described on page XX, we may subsequently recover a portion of the amount charged off (at 100%).  The allowance for loan losses on our collectively evaluated loans incorporates an expected recovery rate based on historical information.  At the time we charge-off  the carrying amount of any loans which have been collectively evaluated for impairment, the allowance for loan losses on collectively evaluated loans is replenished to reflect incurred losses based on statistical models developed in compliance with IAS 39 on the remaining pool of loans.  The amounts required for replenishment are labeled within these financial statements as “Additional provisions established for loans collectively evaluated for impairment.”  When a line item within these financial statements incorporates charge-offs on individually significant loans as well, the line item is titled “Charge-offs of individually significant loans and additional provisions established for loans collectively evaluated for impairment.”

Note 33 - Personnel Salaries and Expenses, page F-118

10.
You disclose on page F-119 that the fair value of the shares issued under your stock performance plan is determined on the basis of the Monte Carlo valuation model with 10,000 simulations run to determine the TSR for each of the reference Group companies. The results are classified in descending order through the calculation of the weighted average and then discounted at the risk-free interest rate. The I10 and I11 plans include an EPS condition that you state is highly correlated to the TSR so the fair value of the EPS portion of the plans is based on the results of the TSR value. The compensation expense related to the plans was Ch$1.75 billion in 2012 and you disclose that the valuation does not refer to market conditions so the number of shares expected to be granted will be re-examined and adjusted on a per-annum basis. Please address the following:

•	Tell us whether you consider the TSR and EPS objectives as performance or market conditions for each plan disclosed. Refer to Examples 3 and 5 in the Implementation Guidance of IFRS 2.

•
Confirm that the Monte Carlo model and the simulations consider the likelihood of achieving the defined objective(s) and clarify the statement that the valuation of the shares does not refer to market conditions.

•
Confirm that the awards granted are settled in Banco Santander S.A. shares and you have no obligation to settle the share-based payment transaction so the transactions are accounted for as equity-settled shared-based payments. Refer to IFRS 2.43B.

•
In your future filings disclose the weighted average fair value at the measurement date of shares granted during the period and provide more qualitative discussion about the output of the Monte Carlo simulation and whether it suggests a high probability of achieving the objective(s). Refer to IFRS 2.47(a).

Response

We acknowledge the Staff’s comments and following are our responses:

•	TSR and EPS objectives are considered as market conditions for each plan disclosed.

•
We confirm that the simulations under the Monte Carlo model consider the likelihood of achieving the defined objectives (TSR and EPS).  The statement that the valuation of the shares does not refer to market conditions is an error in our disclosure on page F-119.  We will correct such disclosure in future filings since TSR and EPS are market conditions.   The last paragraph on page F-119 will be deleted and replaced by the following paragraph:

“The application of the simulations under the Monte Carlo model results in a percentage value representing the probability of vesting of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the I14 plan.   Fair value measurement takes into account market conditions (TSR and EPS) and we recognize compensation expense for employees who satisfy vesting conditions (such as service conditions).”

•	We confirm that the awards granted are settled in Banco Santander S.A. (Spain) shares and we reimburse Banco Santander S.A. for the grants that vest.

•
In future filings we will disclose the weighted average grant-date fair value of shares granted during the period and will provide more qualitative discussion about the output of the Monte Carlo simulation and whether it suggests a high probability of achieving the objectives.

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In addition, as requested, we acknowledge that:

•	Santander-Chile is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander-Chile may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our 2013 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 648-4034.

Very truly yours,

/s/ Miguel Mata
Name: Miguel Mata
Title: Chief Financial Officer

cc: Robert Moreno Heimlich